Exhibit 99.1

PainReform’s Non-Opiate Topical Treatment for Post-Surgical Pain Relief
Outperforms Leading Competitor Under Various Testing Conditions

Tel Aviv, Israel – April 9, 2024 – PainReform Ltd. (Nasdaq: PRFX) ("PainReform" or the "Company"), a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics, today announced groundbreaking results from new studies demonstrating the superior in-vitro release (IVR) rates of PRF-110 compared to the industry leader for topical post-surgical pain management products. These findings underscore PainReform's commitment to advancing non-opiate pain relief options and mark a significant milestone in the development of long-lasting pain management solutions.

Leveraging the latest IVR technology, which automates the testing of drug release from formulations over time, PainReform conducted comprehensive studies to evaluate the performance of PRF-110. Over a 72-hour industry-standard duration, and extending to 96 hours, PRF-110 exhibited remarkably higher rates of analgesic drug release compared to a market-leading post-surgical pain product. Results indicated that PRF-110 released between 34%-77% more drug over a span of 96 hours under various testing conditions.

These results are particularly noteworthy as they not only provide support for PRF-110's superior efficacy but also its potential to significantly extend the duration of pain relief. By ensuring a more consistent and prolonged analgesic effect, PRF-110 aims to reduce the dependency on opiates for post-surgical pain management, addressing a critical need in the healthcare system for safer, more effective pain management strategies.

Ilan Hadar, Chief Executive Officer of PainReform, expressed his enthusiasm about the findings: "These IVR study results are a testament to the innovative approach we're taking at PainReform to combat post-surgical pain. By focusing on extended drug release technology, we believe PRF-110 is poised to set a new standard in topical pain management that prioritizes patient safety and efficacy. We believe that this breakthrough will not only benefit patients by providing longer-lasting relief but also significantly impact the global effort to reduce opiate use."

About PainReform

PainReform is a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics. PRF-110, the Company's lead product is based on the local anesthetic ropivacaine, targeting the postoperative pain relief market. PRF-110 is an oil-based, viscous, clear solution that is deposited directly into the surgical wound bed prior to closure to provide localized and extended postoperative analgesia. The Company's proprietary extended-release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates. For more information, please visit www.painreform.com.

Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements about our expectations, beliefs and intentions including with respect to objectives, plans and strategies and expected timing of results. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward- looking statements, including, but not limited to, the following: our ability to continue as a going concern,  our history of significant losses, our need to raise additional capital and our ability to obtain additional capital on acceptable terms, or at all; our dependence on the success of our initial product candidate, PRF-110; the outcomes of preclinical studies, clinical trials and other research regarding PRF-110 and future product candidates;  our limited experience managing clinical trials; our ability to retain key personnel and recruit additional employees; our reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; our ability to comply with regulatory requirements relating to the development and marketing of our product candidates;  our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others; the overall global economic environment; our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; and statements as to the impact of the political and security situation in Israel on our business, including due to the current war between Israel and Hamas. More detailed information about the risks and uncertainties affecting us is contained under the heading "Risk Factors" included in the Company's most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:

Crescendo Communications, LLC
Tel: 212-671-1021
Email: prfx@crescendo-ir.com

Ilan Hadar
Chief Executive Officer
PainReform Ltd.
Tel: +972-54-5331725
Email: ihadar@painreform.com